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Confidential

Ms. Kathryn Jacobsen

Mr. Edwin Kim

Mr. Robert Littlepage

Ms. Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: TDCX Inc. Response to the Staff’s Comments dated April 27, 2021 on the Draft

Registration Statement Submitted April 9, 2021

CIK No. 0001803112

Dear Ms. Jacobsen, Mr. Edwin Kim, Mr. Littlepage and Ms. Woo:

On behalf of our client, TDCX Inc., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 27, 2021 on the amendment no. 2 to draft registration statement on Form F-1 confidentially submitted by the Company on April 9, 2021 (the “Second Amended Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Third Amended Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Third Amended Draft Registration Statement, marked to show changes to the Second Amended Draft Registration Statement, and four copies of the submitted exhibits.

The Staff’s comments are repeated below in italics and are followed by the Company’s responses. We have included page references in the Third Amended Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Third Amended Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

Risk Factors

Our key clients have significant leverage over our contractual terms and may terminate such contracts..., page 25

1.

We note that your call center services agreement for Facebook contains an exclusivity provision. Please describe this exclusivity provision and clarify the scope of competitors it would apply to and any restrictions on your ability to add clients. For example, if the provision would mostly apply to a particular industry, please provide a description of such industry.

The Company respectfully submits that Section 3 (Limited Exclusivity of Company) of the Call Center Services Agreement among Facebook Ireland Limited and Teledirect Pte Ltd dated November 18, 2019 (the “Facebook Agreement”) does not prohibit the Company from entering into any agreement to provide services to any of its client’s competitors. Instead, such provision relates to project staffing. Under this provision, if certain project team members, such as senior project managers and certain other employees with access to sensitive client information, leave the client’s project, the Company must wait a certain period of time before it can staff that employee on a project for a different client in the same industry. This provision does not restrict the Company’s ability to transfer agents, who comprise the majority of its staff, among competing clients or otherwise restrict it from servicing or acquiring clients within the same industries as, or who are direct competitors to, this client.

The Company notes that its agreements with Airbnb, which it has included as exhibits in the Third Amended Draft Registration Statement, include similar provisions with respect to staffing.

In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Third Amended Draft Registration Statement.

Capitalization, page 60

2.	Please make reference to a stock split in connection with the automatic conversion of all of the shares held by your Founder into Class B ordinary shares. We note your disclosure on page 172.

The Company respectfully submits that the Company’s stock split will be reflected in the capitalization table as of March 31, 2021 that it intends to include in a subsequent filling. In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Third Amended Draft Registration Statement.

Notes to the Consolidated Financial Statements

34. Events After the Reporting Period, page F-47

3.	Regarding the US$188 million distribution to the Founder, clarify if this is a dividend and tell us how it affected your debt covenants.

The Company respectfully submits that the Company’s US$188 million payment to the Founder does not constitute a dividend to the Founder as the payment was made pursuant to the share purchase agreement for the Company’s purchase of the Founder’s interest in TDCX KY. As disclosed in Note 1 of its consolidated financial statements, the Company’s acquisition of TDCX KY from the Company’s Founder is considered a common control transaction and was accounted for in a manner similar to a pooling of interest with assets and liabilities reflected at their historical amounts in the Group’s consolidated financial statements. Additionally, as disclosed in Note 34 of its consolidated financial statements, as part of this transaction, the Company drew upon its Credit Suisse Facility agreement and subsequently distributed all the proceeds to the Founder. The Company considered that the payment to the Founder to be a deemed distribution which will be reflected in its unaudited consolidated financial statements for the three months ended March 31, 2021 that it intends to include in a subsequent filing. In response to the Staff’s comment, the Company has revised the disclosure on pages 62, 165 and 167 of the Third Amended Draft Registration Statement.

The Company further notes that its subsidiaries’ debt covenants were not affected by the borrowing under the Credit Suisse Facility as described in the “Description of Certain Indebtedness” section on page 167 and the Company has not entered into any other loan or facility agreement other than the Credit Suisse Facility. While the facility agreements entered into by the Company’s subsidiaries include debt covenants, none of the debt covenants in such agreements restrict the Company or any of other parent company from making a distribution to the Founder or incurring new indebtedness. In response to the Staff’s comment, the Company has revised the disclosure with respect to the certain debt covenants on page 168-170 of the Third Amended Draft Registration Statement.

*        *        *

If you have any questions regarding the Third Amended Draft Registration Statement, please contact the undersigned by phone at +65 6434-2980 or via e-mail at rajeev.duggal@skadden.com.

Very truly yours,

/s/ Rajeev Duggal
Rajeev Duggal

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